SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
27 May 2013

Ryanair Holdings plc ('Ryanair' or 'the Company')

RYANAIR ANNOUNCES THE PUBLICATION OF CIRCULAR TO SHAREHOLDERS
ON THE PROPOSED ACQUISITION OF UP TO 175 BOEING 737-800 AIRCRAFT

Further to the announcement on 19 March, 2013 of the conditional agreement entered into by Ryanair with Boeing to purchase up to 175 Boeing 737-800 Aircraft (the "Purchase"), the Board of Ryanair today (Monday, 27 May, 2013) posted to shareholders a document providing further details on the proposed transaction ('the Circular').

The Circular convenes an extraordinary general meeting of the Company (the "EGM") to be held at The Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland at 9.00 a.m. on 18 June 2013 at which the resolution to approve completion of the Purchase will be considered and voted on.

The Company advises that the Circular has been submitted to the Irish Stock Exchange and will shortly be available for inspection at the following address. The Circular has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. The Circular is also available on our website at www.ryanair.com/ie/investor/download/2013.

Company Announcements Office
Irish Stock Exchange
28 Anglesea Street
Dublin 2
Ireland
Tel: + 353 1 617 4200

For further information:

Howard Millar Ryanair Holdings plc Tel: 353-1-8121212	Joe Carmody Edelman Tel: 353-1-6789333 Email: ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 May, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary